                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

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                       AETNA REAL ESTATE ASSOCIATES, L.P.
                           (Name of Subject Company)

                           ACORN HILL PARTNERS L.L.C.
                                    (Bidder)

                      LIMITED PARTNERSHIP DEPOSITARY UNITS
                                (Title of Class
                                 of Securities)

                                  008171 10 0
                             (CUSIP Number of Class
                                 of Securities)

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                               W. Edward Scheetz
                           Acorn Hill Partners L.L.C.
                    1301 Avenue of the Americas, 38th Floor
                              New York, NY  10019

                                    Copy to:
                                 Peter M. Fass
                             Steven L. Lichtenfeld
                               Battle Fowler LLP
                              75 East 55th Street
                              New York, NY  10022
                                 (212) 856-7000

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                          Calculation of Filing Fee

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      Transaction                                            Amount of
      Valuation*                                             Filing Fee
-----------------------------                       ---------------------------
      $31,761,360                                            $6,352.28
--------------------------------------------------------------------------------

       *For purposes of calculating the filing fee only. This amount assumes the purchase of 3,176,136 Limited Partnership Depositary Units ("Units") of the subject company for $10 per Unit in cash.

{  }        Check box if any part of the fee is offset as provided by Rule
            0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:       N/A                    Filing party:     N/A
Form or registration no.:     N/A                    Date filed:       N/A

                         (Continued on following pages)
                              (Page 1 of 7 pages)

Cusip No.:  008171 10 0            14D-1                            Page 2 of 7



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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      ACORN HILL PARTNERS L.L.C.


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2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)
                                                                      (a)  {  }
                                                                      (b)  {  }

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3.    SEC Use Only


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4.    Sources of Funds (See Instructions)

      AF; WC

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5.    Check Box if Disclosure of Legal Proceedings is Required   Pursuant to
      Item 2(e) or 2(f)
                                                                            [ ]

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6.    Citizenship or Place of Organization

      Delaware


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7.    Aggregate Amount Beneficially Owned by Each Reporting Person

      5,000 Limited Partnership Depositary Units

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8.    Check Box if the Aggregate Amount in Row (7) Excludes
      Certain Shares (See Instructions)
                                                                            [ ]

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9.    Percent of Class Represented by Amount in Row (7)

      Less than 1%

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10.   Type of Reporting Person (See Instructions)

      OO

ITEM 1.     SECURITY AND SUBJECT COMPANY.

            (a) The name of the subject company is Aetna Real Estate Associates, L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 242 Trumbull Street, Hartford, Connecticut 06156.

            (b) This Schedule 14D-1 relates to the offer by Acorn Hill Partners L.L.C., a Delaware limited liability company (the "Purchaser") to purchase up to 3,176,136 issued and outstanding Limited Partnership Depositary Units ("Units") of the Partnership at $10 per Unit less the amount of any distributions declared or made with respect to the Units between October 30, 1996 and the date of payment of the purchase price (the "Purchase Price") for the Units by the Purchaser, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 1996 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Units is set forth in the Introduction to the Offer to Purchase and is incorporated herein by reference.

            (c) The information set forth in Section 13 ("Purchase Price Considerations") of the Offer to Purchase is incorporated herein by reference.


ITEM 2.     IDENTITY AND BACKGROUND.

            (a)-(d) The information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Schedule I to the Offer to Purchase is incorporated herein by reference.

            (e) and (f) During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule I or referred to in Section 10 ("Certain Information Concerning the Purchaser") of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

            (g) The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.





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
ITEM 3.     PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
             COMPANY.

            (a)   None.

            (b) The information set forth in Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.


ITEM 4.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            (a) The information set forth in Section 12 ("Source of Funds") of the Offer to Purchase is incorporated herein by reference.

            (b)   Not applicable.

            (c)   Not applicable.


ITEM 5.     PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

            (a)-(b) The information set forth in Section 8 ("Purpose of the Offer; Future Plans") of the Offer to Purchase is incorporated herein by reference.

            (c)-(e)  Not applicable.

            (f)-(g) The information set forth in Section 7 ("Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.


ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            (a)-(b) The information set forth in the Introduction and Section 10 ("Certain Information Concerning the Purchaser") of the Offer to Purchase is incorporated herein by reference.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

            The information set forth in Section 10 ("Certain Information Concerning the Purchaser") and Section 11 ("Background of the Offer") of the Offer to Purchase is incorporated herein by reference.


ITEM 8.     PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

            The information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.





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
ITEM 9.     FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

            Not applicable.


ITEM 10.    ADDITIONAL INFORMATION.

            (a)   None.

            (b)-(d) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

            (e)   None.

            (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein in their entirety by reference.


ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

              99.(a)(1)   Offer to Purchase dated October 30, 1996.

              99.(a)(2)   Letter of Transmittal.

              99.(a)(3)   Cover Letter, dated October 30, 1996, from Acorn Hill
                          Partners L.L.C. to the holders of Units.

              99.(b)      None.

              99.(c)(1)   Letter Agreement dated August 14, 1996, as amended as
                          of October 8, 1996 between Aetna Real Estate
                          Associates, L.P. and Liquidity Financial Group, L.P.
                          (the "Standstill Agreement").

              99.(c)(2)   Assumption Agreement dated as of October 30, 1996
                          between Liquidity Financial Group, L.P. and Acorn
                          Hill Partners L.L.C. relating to the Standstill
                          Agreement.

              99.(c)(3)   Option Agreement dated as of October 30, 1996 between
                          Liquidity Financial Group, L.P. and Apollo Real
                          Estate Investment Fund II, L.P.

              99.(c)(4)   Letter dated October 28, 1996 by Acorn Hill Partners
                          L.L.C. and agreed to by Aetna Real Estate Associates,
                          L.P. on October 29, 1996.

              99.(d)      None.

              99.(e)      Not applicable.

              99.(f)      None.





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
                                   SIGNATURES

                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 30, 1996



                                        ACORN HILL PARTNERS L.L.C.

                                        By:  AP-GP Prom Partners Inc., its
                                             managing member


                                             By:     /s/ W. Edward Scheetz
                                                     --------------------------
                                                     Name:  W. Edward Scheetz
                                                     Title: President





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
                                 EXHIBIT INDEX

EXHIBIT
  NO.                                  TITLE
-------                                -----

99.(a)(1)        Offer to Purchase dated October 30, 1996.  . . . . . . . . .

99.(a)(2)        Letter of Transmittal. . . . . . . . . . . . . . . . . . . .

99.(a)(3)        Cover Letter, dated October 30, 1996, from Acorn Hill Partners
                 L.L.C. to the holders of Units . . . . . . . . . . . . . . .

99.(c)(1)        Letter Agreement dated August 14, 1996, as amended as of
                 October 8, 1996, between Aetna Real Estate Associates, L.P.
                 and Liquidity Financial Group, L.P. (the "Standstill
                 Agreement"). . . . . . . . . . . . . . . . . . . . . . . . .

99.(c)(2)        Assumption Agreement dated as of October 30, 1996 between
                 Liquidity Financial Group, L.P. and Acorn Hill Partners L.L.C.
                 relating to the Standstill Agreement. . . . . . . . .

99.(c)(3)        Option Agreement dated as of October 30, 1996 between
                 Liquidity Financial Group, L.P. and Apollo Real Estate
                 Investment Fund II, L.P.   . . . . . . . . . . . . . . . . .

99.(c)(4)        Letter dated October 28, 1996 by Acorn Hill Partners L.L.C.
                 and agreed to by Aetna Real Estate Associates, L.P. on October
                 29, 1996.  . . . . . . . . . . . . . . . . . . . . . . . . .




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